EXHIBIT  22.1


                    SUBSIDIARIES OF REGISTRANT

The following are subsidiaries of Synaptx Worldwide, Inc.:

     1.   Synaptx Access, Inc., f.k.a. North American Telco/Cable
     Representatives, Inc., a Florida corporation, 100% owned by Synaptx Worldwide, Inc.

     2. Synaptx Impulse, Inc., f.k.a. Maxwell Partners, Inc., an Illinois corporation, 100% owned by Synaptx Worldwide, Inc.

     3.   ORAYCOM, Inc., a Texas corporation 100% owned by
     Synaptx Worldwide, Inc.